Consulting Agreement

CONSULTING AGREEMENT, TERMS AND CONDITIONS

This Consulting Agreement, is between Trading Solutions Inc. Inc. (the "Company") and Brad Stewart (the "Consultant"). For good consideration, the Company employs the Consultant on the following terms and conditions:

1. Term of Consulting: This Consulting Agreement begins on or about Sept 7, 2001.

2. Duties

a Work with corporate attorney in filing/amending corporate documents.

b Merger and acquisition consulting and due diligence.

c Write company business plan including weekly updates.

d Providing analysis and advice with respect to capital structure and the financial impact of any proposed capital or R&D expenditures.

e Providing due diligence services in respect of any proposed transaction, if required;

h) Providing financial analysis and advice with respect to any proposed acquisitions that Company may be interested in completing.

3. Compensation - Company agrees that they will compensate Consultant for expenses incurred and services rendered.

Brad Stewart will receive a total of 120,000 shares. The date of the allocation of these shares should be on or about Sept 7, 2001.

4. Confidentiality of Proprietary Information: Consultant agrees, during or after the term of this employment, not to reveal confidential information, or trade secrets to any person, firm, corporation, or entity. Should Consultant reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining the Consultant from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against the Consultant for a breach or threatened breach of this condition, including the recovery of damages from the Consultant.

5. Settlement by Arbitration: Any claim or controversy it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association and according the Laws of the State of California. Judgment upon the award rendered may be entered in any court with jurisdiction.

6. Limited Effect of Waiver by Company: Should Company waive breach of any provision of this agreement by the Consultant, that waiver will not operate or be construed as a waiver of further breach by the Consultant.

7. Severability: If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or any predecessor thereof) and the Consultant shall be deemed reinstated as if this agreement had not been executed.

8. Assumption of Agreement by Company's Successors and Assignees: The Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

9. Oral Modifications Not Binding: This instrument is the entire agreement of the Company and the Consultant. Oral changes shall have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

If the foregoing is acceptable, please indicate your agreement to the above terms and conditions by signing two copies of this agreement in the space provided below and by returning one of these to Consultant.

Signed this 7th day of Sept. 2001.

Per: /s/ Brad Stewart Per: /s/ Ralph Moyal

Brad Stewart Ralph Moyal

President and CEO